SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CTM MEDIA HOLDINGS, INC.
(Name of Subject Company (Issuer))

CTM MEDIA HOLDINGS, INC.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Class A Common Stock, $0.01 par value
Class B Common Stock, $0.01 par value
(Title of Class of Securities)

Class A – 22944D 104
Class B – 22944D 203
(CUSIP Number of Class of Securities)

Marc E. Knoller
Chief Executive Officer
CTM Media Holdings, Inc.
11 Largo Drive South
Stamford, CT 06907
(203) 323-5161
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Dov T. Schwell, Esq. c/o Outside Counsel Solutions 1430 Broadway, Suite 1615 New York, NY 10018 (646) 328-0795

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$3,069,014.30	$171.25

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of 432,019 shares of Class A common stock, $0.01 par value per share, and 2,357,994 shares of Class B common stock, $0.01 par value per share, each at the price of $1.10 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $171.25	Filing Party: CTM Media Holdings, Inc.

Form or Registration No.: Schedule TO	Date Filed: November 17, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the issuer Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Act”), with the Securities and Exchange Commission on November 17, 2009 (the “Schedule TO”) by CTM Media Holdings, Inc., a Delaware corporation (the “Company”), as amended and supplemented by Amendment No. 1 to the Schedule TO filed on December 3, 2009 (“Amendment No. 1”) and Amendment No. 2 to the Schedule TO filed on December 17, 2009, in connection with the Company’s offer to purchase 432,019 shares of its Class A common stock, $0.01 par value per share, or any lesser number of Class A shares that stockholders properly tender in the Offer, and up to 2,357,994 shares of its Class B common stock, $0.01 par value per share, or any lesser number of Class B shares that stockholders properly tender in the Offer, at a price of $1.10 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 2009, as amended by the Supplement to Offer to Purchase previously filed with Amendment No. 1 as Exhibit (a)(1)(i), and in the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively, which together, as amended or supplemented from time to time, constitute the tender offer (the “Offer”).   All other information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Act.

This Amendment No. 3 is being filed solely to announce the preliminary results of the Offer which expired December 22, 2009.

Item 11.  Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented to include the following:

The Offer expired at 5:00 p.m., New York City time, on Tuesday, December 22, 2009. American Stock Transfer & Trust Company, the depositary for the Offer, has advised the Company that based on the preliminary results of the Offer, 178,744 shares of Class A common stock and 804,671 shares of Class B common stock (collectively, the “Tendered Shares”) were validly tendered and not withdrawn. The Company expects to accept for payment all of the Tendered Shares pursuant to the terms of the Offer at a purchase price of $1.10 per share, for a total of $1,081,758.70. These amounts are preliminary and subject to verification by the depositary. The final results of the Offer will be announced promptly following completion of the verification process which is expected to occur on or around December 30, 2009. After the results have been verified, the depositary will issue payment for the shares accepted under the Offer.

As a result of the completion of the Offer, the Company expects to have 1,107,074 shares of Class A common stock and 6,118,779 shares of Class B common stock issued and outstanding as of the time immediately following payment for the Tendered Shares.

SIGNATURE

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2009

CTM Media Holdings, Inc.

By:	/s/ Marc E. Knoller
	Name:	Marc E. Knoller
	Title:	Chief Executive Officer

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)	Offer to Purchase, dated November 17, 2009.

(a)(1)(i)	Supplement to Offer to Purchase, dated December 3, 2009.

(a)(2)	Letter of Transmittal, together with IRS Form W-9.

(a)(3)	Letter to Stockholders of CTM dated November 17, 2009.

(a)(4)	Notice of Guaranteed Delivery.

(a)(5)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 17, 2009.

(a)(6)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

(a)(7)	Press Release, dated November 17, 2009.

(a)(8)	Press Release, dated December 3, 2009.

(a)(9)	Text of call to beneficial holders.

(a)(10)	Press Release, dated December 17, 2009.

(b)	Not applicable.

(d)(1)	Restricted Stock Agreement between the Company and Mr. Jonas (incorporated by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K filed October 20, 2009).

(g)	Not applicable.

(h)	Not applicable.